Mail Stop 4561

June 8, 2006

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
600 Lexington Avenue, 3rd Floor
New York, New York 10036

> **Re: MRU Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **File No. 000-33487**

Dear Mr. Garg:

We have reviewed your response filed with us on May 8, 2006 and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended June 30, 2005 (Transitional Period)

Financial Statements

Statement of Operations, page F-4

1. We note your response to prior comment 2. Please revise your filings to clearly disclose that management has determined all of the employee costs should be allocated to overhead and disclose the rationale for such decision. In your

revision, please specifically disclose why management does not believe employee costs are costs directly related to the generation of revenues.

2. We note your response to prior comment 3 and the revisions made in your March 31, 2006 Form 10-QSB. It appears that your subtotal labeled "Net (loss) before other income/(loss)" is meant to distinguish between operating and non-operating income. In the interest of clarity and so as not to be confused with the presentation of a non-GAAP financial measure such as EBIT, please revise future filings to label this subtotal "Operating Income/(Loss)" or something similar.

Statement of Changes in Stockholders' Equity (Deficit), page F-5

3. We note your response to prior comment 5. Please revise future filings to clearly disclose how the reverse merger has been reflected in your Statement of Changes in Stockholders' Equity. If you continue to present the effects of the reverse merger as a single line item, please provide comprehensive footnote disclosure to explain the various components of such line item.

Note 2: Summary of Significant Accounting Policies, page F-7

Student Loans Receivable

4. We note your response to prior comments 8 and 10. You have asserted that you determined the fair value of your student loans receivable by reviewing valuations of the same or similar instruments held in the market. Market transactions are an observable determination of fair value; however, we believe that ignoring key assumptions, such as prepayment speed, delinquency, and repayment, in comparing your receivables to market transactions could result in an inaccurate determination of fair value. Please tell us why you believe that the market value of these loans should be used as an indicator of the fair value of the loans in your portfolio when in fact you do not know if the characteristics of such loans are similar to yours. In addition, specifically tell us how you applied the guidance in paragraph 26-27 of SFAS 107 when determining the fair value of your student loan portfolio.

Note 5: Stockholders' Equity

Preferred Stock, page F-12

5. We note your response to prior comment 14. Please note that SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning *after December 15, 2005*. Therefore, APB 20 continues to be

applicable for purposes of restating your financial statements for the period ended June 30, 2005. In your prior response you acknowledged that you did not properly apply the guidance in EITF 98-5 upon issuance of your Series A preferred stock. This misapplication of generally accepted accounting principles represents an error in your financial statements for the year ended June 30, 2005. As previously requested, tell us how you considered the guidance in paragraph 17-26 of APB 9 in determining whether the correction of this error would require you to restate prior period financial statements.

Warrants, page F-12

6. We note your response to prior comment 15. In your response you assert that those warrants that have a cashless exercise feature do not have a net settlement alternative and thus do not meet the conditions in paragraph 6(c) of SFAS 133. It appears that you do not consider a cashless exercise feature itself to be a form of net settlement. Please explain to us how the cashless exercise feature in your warrants functions. Please also tell us how you considered the guidance in DIG Issue A17 which refers to cashless exercise as a form of net share settlement.

7. We note your response to our prior comment 16. Given that you have determined that the warrants qualify for equity classification, we would have expected a line item on your Statement of Shareholders' Equity describing the issuance. Please tell us the values you have assigned to your warrants issued and the line items in your financial statements where the warrants have been recorded.

Form 10-QSB filed for the Fiscal Quarter Ended December 31, 2005 and March 31, 2006

8. We note in your quarterly filings that you have not included a discussion of the periods since the last fiscal year end and the comparable period in the preceding year. Please revise your quarterly filings to include discussions of the operations for the year-to-date periods and the comparable periods in the preceding year. Refer to Item 303 of Regulation S-B.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426 if you have questions regarding these comments.

Sincerely,

Angela Connell
Senior Accountant